UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-15092

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

(Translation of registrant’s name into English)

Turkcell Küçükyalı Plaza

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe

Istanbul, Türkiye

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files ore willannuafil reports under cover of Form 20-F or Form 40-F:

☒  20-F ☐   Form 40-F

Enclosure: A press release dated February 4, 2026 announcing the registrant's 4th Quarter 2025 Financial Results Calendar.

Istanbul, February 4, 2026

Announcement Regarding 4th Quarter 2025 Financial Results Calendar

Our Company's financial results for the period January 1, 2025 – December 31, 2025 are planned to be publicly announced on March 5, 2026 after Borsa Istanbul trading hours.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell İletişim Hizmetleri A.Ş. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.`

Date: February 4, 2026	By:	/s/ Özlem Yardım
Name: Özlem Yardım
Title: Investor Relations Corporate Finance Director

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

Date: February 4, 2026	By:	/s/ Kamil Kalyon
Name: Kamil Kalyon
Title: Chief Financial Officer